UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008	Commission File Number 1-32895

Penn West Energy Trust

(Translation of registrant’s name into English)

2200, 425 – 1st Street S.W.
Calgary, Alberta  T2P 3L8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

By: /s/ Brian D. Evans

Name:	Brian D. Evans
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: January 31, 2008

EXHIBIT INDEX

Exhibit	Description

99.1	Report under Sections 189.1.2 and 189.1.3 of the regulations under the Securities Act (Quebec) – Penn West Energy Trust 7.2% Convertible Unsecured Subordinated Debentures
99.2	Report under Sections 189.1.2 and 189.1.3 of the regulations under the Securities Act (Quebec) – Penn West Energy Trust 8.0% Convertible Unsecured Subordinated Debentures